UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2009.

or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WAL-MART PROFIT SHARING AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Financial Statements
and Supplemental Schedule
Wal-Mart Profit Sharing and 401(k) Plan
As of January 31, 2009 and 2008, and for the year ended January 31, 2009

Wal-Mart Profit Sharing and 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2009 and 2008, and for the year ended January 31, 2009

Contents

Report of Independent Registered Public Accounting Firm................................1

Audited Financial Statements

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)…..................13

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee
Wal-Mart Profit Sharing and 401(k) Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of the Wal-Mart Profit Sharing and 401(k) Plan as of January 31, 2009 and 2008, and the related Statement of Changes in Net Assets Available for Benefits for the year ended January 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended January 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (Held at End of Year) as of January 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
July 28, 2009
Rogers, Arkansas

Wal-Mart Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits
(In Thousands)

	January 31,
	2009	2008
Assets
Investments (at fair value)	$8,753,518	$10,018,942
Wrapper contracts (at fair value)	1,080	157
Receivables:
Company contributions	1,020,447	936,375
Due from broker	1,486	4,439
Other receivables	160	532
Total receivables	1,022,093	941,346
Cash	6,828	2,119
Net assets available for benefits (at fair value)	9,783,519	10,962,564
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	234,206	6,750
Net assets available for benefits	$10,017,725	$10,969,314

See accompanying notes.

Wal-Mart Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
 (In Thousands)

Year Ended January 31, 2009
Additions
Company contributions	$1,018,191
Associate contributions	595,880
Interest and dividend income	284,958
Other, net	8,806
Total additions	1,907,835

Deductions
Net depreciation in fair value of investments	(2,117,719)
Benefit payments	(734,392)
Administrative expenses	(7,313)
Total deductions	(2,859,424)

Net decrease	(951,589)
Net assets available for benefits at beginning of year	10,969,314
Net assets available for benefits at end of year	$10,017,725

See accompanying notes.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements
January 31, 2009

1. Description of the Plan

The following description of the Wal-Mart Profit Sharing and 401(k) Plan (the “Plan”) provides only general information regarding the Plan as in effect on January 31, 2009. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. (“Wal-Mart” or “the Company”) reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.

General

The Plan is a defined contribution plan which was established by the Company on February 1, 1997 as the Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan.  The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan applicable to United States participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Profit Sharing and 401(k) Plan.  Effective December 1, 2008, the Wal-Mart.com USA, LLC 401(k) Plan was merged into the Plan and all assets of that plan were liquidated and transferred into the Plan.

Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any plan year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.

The responsibility for operation, investment policy and administration of the Plan (except for day-to-day investment management and control of assets) is vested in the Retirement Plans Committee of the Plan.  Retirement Plans Committee members are appointed by the Company’s Vice-President, Benefits Planning and Design, with ratification of a majority of sitting committee members.

The trustee function of the Plan is performed by Merrill Lynch Investment Managers, LLC (the “Trustee”). The Trustee receives and holds contributions made to the Plan in a trust and invests those contributions as directed by participants and according to the policies established by the Retirement Plans Committee.  The Trustee makes payouts from the Plan in accordance with the Plan document. The Trustee is affiliated with Merrill Lynch, Pierce, Fenner & Smith, Inc., the parent corporation of the Trustee.  The Trustee is also affiliated with BlackRock Investment Management, LLC, manager of the Merrill Lynch Equity Index Fund, Merrill Lynch Small Cap Index Fund and the Merrill Lynch Retirement Preservation Fund, which are investment options offered under the Plan to participants.  Merrill Lynch & Co. Inc., the parent corporation of Merrill Lynch, Pierce, Fenner & Smith, Inc., became a wholly-owned subsidiary of Bank of America Corporation, on January 1, 2009.  The Trustee is the record-keeper for the Plan.

Contributions

All eligible associates participate in the Plan and may elect to contribute from one percent to 50 percent of their eligible wages. Certain highly compensated associate contributions may be further limited under the terms of the Plan.  Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions). Whether or not a participant contributes to the Plan, he or she will receive a portion of the Company’s Qualified Non-Elective contribution and Profit Sharing contribution if the participant completes at least 1,000 hours of service during the Plan year for which the contributions are made and is employed on the last day of that Plan year.

Wal-Mart’s contributions are discretionary and can vary from year to year. At the end of each Plan year, the Board of Directors of the Company, or its authorized committee or delegate, at their discretion, determines the Company’s contributions, if any. The Company’s contribution for each participant will be based on a percentage of the participant’s eligible wages for the Plan year. For the Plan year ended January 31, 2009, the discretionary contribution percentage was two percent of eligible participants’ compensation for each of the Company’s Qualified Non-Elective contribution and the Company’s Profit Sharing contribution. Such contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the “Code”).

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2009

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is adjusted for earnings (losses) net of administrative expenses which are determined by the investments held in each participant’s account; the participant’s contribution; and an allocation of (a) the Company’s contributions to the Plan made on the participant’s behalf and (b) forfeited balances of terminated participants’ nonvested Profit Sharing contributions and forfeited unclaimed checks. Allocations of forfeitures to participants are based on eligible wages. As of January 31, 2009 and 2008, forfeited nonvested Profit Sharing contributions and unclaimed check forfeitures to be reallocated to the remaining participants totaled approximately $19 million and $43 million, respectively.

Vesting

Participants are immediately vested in all elective contributions, catch-up contributions, Qualified Non-Elective contributions, rollover contributions, tax credit contributions and Profit Sharing Plan rollover contributions. Through January 30, 2008, a participant’s Profit Sharing contributions vested based on years of service at a rate of 20% per year from years three through seven. Effective January 31, 2008, a participant’s contributions vest starting at 20% at two years of service and increasing 20% each year until fully vested at the end of year six.  The new vesting schedule applies to Company contributions to the Plan for all plan years ending on or after January 31, 2008, and to account balances of participants employed on or after that date.  Profit Sharing contributions become fully vested upon Participant retirement at age 65 or above, total and permanent disability, or death.

Payment of Benefits and Withdrawals

Generally, payment upon a participant’s separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company common stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company common stock. Participants may also elect to receive a single lump-sum payment of their Qualified Non-Elective contribution in whole shares of Company common stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company common stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and Qualified Non-Elective contributions are not invested in Company common stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).

The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (“IRS”). In-service withdrawal of vested balances may be elected by participants who have reached 69 1/2 years of age.

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, participants’ accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.

Investment Options

A participant may direct the Trustee to invest any portion of his/her elective contributions, catch-up contributions, Qualified Non-Elective contributions and rollover contributions in available investment options. Participant investment options include a variety of mutual funds, common/collective trusts and a stable value fund, which consists of a money market fund, a common/collective trust and traditional and synthetic guaranteed investment contracts.  Wal-Mart common stock was removed as an investment option on June 15, 2007.  Participants may change their selections at any time.

Participants’ Profit Sharing contributions and Profit Sharing Plan rollover contributions are invested at the direction of the Retirement Plans Committee for participants with less than three years of service.  Participants with at least three years of service may direct the Trustee to invest such contributions in available investment options, including a variety of mutual funds, common/collective trusts, Wal-Mart common stock, and a stable value fund, which consists of a money market fund, a common/collective trust, and traditional and synthetic guaranteed investment contracts.

Participant investments not directed by the associate are invested by the Trustee as directed by the Retirement Plans Committee.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2009

2. Summary of Accounting Policies

Basis of Accounting

Shares of mutual funds are valued at published prices which represent the net asset values of shares held by the Plan at year-end.  Shares of money market funds are stated at cost which approximates fair value. Wal-Mart common stock is stated at fair value, which equals the exchange quoted market price on the last business day of the year. Investments in common/collective trust funds are stated at net asset value based on the fair value of the underlying assets as determined by the Trustee. Traditional and synthetic guaranteed investment contracts held by the Plan through a stable value fund are considered to be fully benefit-responsive and are recorded at fair value, then adjusted to contract value (Note 3). Contract value represents contributions made under the contract, plus interest at the contract rates, less withdrawals. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid. Company contributions are recorded by the Plan in the period in which they were accrued by the Company. Company contributions to the Plan related to the year ending January 31, 2009, were paid in March 2009.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

Fully Benefit-Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts held by certain investment companies and in defined contribution health and welfare and pension plans.  Investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

3. Retirement Preservation Fund Investments

The Plan’s Retirement Preservation Fund (“RPF” or the “Fund”) is a stable value investment option for the Plan’s participants only. The RPF is invested in a money market fund, a common/collective trust (the “Retirement Preservation Trust”), traditional guaranteed investment contracts (“GICs”), and synthetic GICs. Average duration for all investment contracts was 2.1 years and 2.7 years at January 31, 2009 and 2008, respectively. There are no reserves against the contract value for credit risk of the contracted issuer or otherwise.

Traditional GICs issued by an insurance company are valued by calculating the sum of the present values of all projected future cash flows of each investment.  The discount rate used is provided by other similar maturity investment contracts at year-end.  The fair values of the synthetic GIC wrapper contracts are determined by the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract.  The underlying investments in the synthetic GICs are debt securities that are traded primarily in over-the-counter markets and are valued at the last available bid price in the over-the-counter market or on the basis of values obtained by a pricing service.

The RPF enters into book value investment contracts (“BVCs”), also known as synthetic investment contracts.  BVCs are comprised of both investment and contractual components.  The investment component consists of collective investment funds and a pooled portfolio of actively managed fixed income securities owned by the RPF, referred to as Covered Assets.  This investment component is “wrapped” by contracts (“Wrapper Agreements”) issued by third-party financial institutions (generally insurance companies or banks) (“Wrapper Providers”).  These Wrapper Agreements generally provide for participant benefit withdrawals and investment transfers at the full contract value of the Wrapper Agreement (i.e., principal plus accrued interest) notwithstanding the actual market value of the underlying investments (i.e., fair value of Covered Assets plus accrued interest).  In this manner, Wrapper Agreements are designed to protect the Fund from investment losses as a result of movements in interest rates.  However, the Wrapper Agreements generally do not protect the Fund from loss if an issuer of covered assets defaults on payments of principal or interest.  A default by the issuer of a covered asset or Wrapper Provider on its obligation could result in a decrease in the value of the Fund’s assets.  The Fund pays wrapper fees to the Wrapper Providers.  Wrapper fees are negotiated separately with each issuer and are generally calculated based on a specified percentage of contract value.

In general, if the contract value of the Wrapper Agreement exceeds the market value of the Covered Assets (including accrued interest), the Wrapper Provider becomes obligated to pay that difference to the Fund in the event that redemptions result in a total contract liquidation.  In the event that there are partial redemptions that would otherwise cause the Wrapper

Agreement’s crediting rate to fall below 0%, the Wrapper Provider is obligated to contribute to the Fund an amount necessary to maintain the contract’s crediting rate at not less than 0%.  The circumstances under which payments are made and the timing of payments between the Fund and the Wrapper Provider may vary based on the terms of the Wrapper Agreement.

A synthetic GIC provides for a guaranteed principal plus any credited interest that has accrued over a specified period of time through benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets. The fair value of the synthetic GICs is approximately $520 million and $530 million at January 31, 2009 and 2008, respectively. Included in the fair value of the synthetic GICs is approximately $1.1 million and $0.2 million at January 31, 2009 and 2008, respectively, attributable to wrapper contracts.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2009

3. Retirement Preservation Fund Investments (continued)
All investment contracts held in the portfolio at January 31, 2009 and 2008, are fully benefit-responsive.  All contracts are effected directly between the RPF, with Merrill Lynch as the Trustee, and the wrapper or issuer of the benefit-responsive feature.  The RPF, with Merrill Lynch as the Trustee, is prohibited from assigning or selling the contract to another party without the consent of the Wrapper Provider.

All benefit-responsive contracts held in the portfolio at January 31, 2009 and 2008, require that either the repayment of principal and interest credited to participants in the RPF is a financial obligation of the issuer of the investment contract or a wrapper contract provides assurance that the interest crediting rate will not be less than zero.  No event has occurred such that realization of full contract value for a particular investment contract is no longer probable.

The RPF invests in the Retirement Preservation Trust, a stable value collective trust fund.  All investment contracts held in the Retirement Preservation Trust have been individually evaluated for benefit-responsiveness and all are fully benefit-responsive.  There are no restrictions on access to funds for the payment of benefits.

The RPF allows participants daily access to the funds.  The terms of the investment contracts held in the portfolio at January 31, 2009 and 2008, permit all participant-initiated transactions with the RPF to occur at contract value with no conditions, limits or restrictions.  Permitted participant-initiated transactions are those transactions allowed by the Plan, such as withdrawals for benefits or transfer to other funds within the Plan.

The interest crediting rate for each investment contract is determined as follows: the current dollar duration yield to maturity of the underlying investments plus or minus an adjustment for any difference between the contract value and fair value of securities taken over the contract value and the duration of the securities.  The key factors that could influence future crediting rates are changes to market interest rates, changes in the market value of securities, changes in the duration or weighted average life of securities and deposits or withdrawals to investment contracts.  All investment contracts have a 0% minimum interest crediting rate. All investment contracts are reset at least quarterly.

As interest rates rise, the market value of the underlying securities declines and when interest rates fall, the market value of the underlying securities rises.  The relationship to future interest crediting rates based on a change in interest rates up or down will generally have minimal impact on the crediting rate since the change in rates will generally be offset by the change in market value, except when there is a change in duration.  Duration is a measure of average life of all cash flows in the portfolio on a present value basis.  A change in duration when market values decline (interest rates rise) will reduce the crediting rate if duration shortens and increase the crediting rate if duration lengthens.  A change in duration when market values rise (interest rates fall) will increase the crediting rate when duration falls and decrease the crediting rate when duration rises.  Finally, any deposit or withdrawal to the investment contract will impact the crediting rate based on the relative size of the deposit or withdrawal.

The average yield earned by the entire RPF (which may differ from the interest rate credited to participants in the RPF) was 9.05% and 4.68% during the years ended January 31, 2009 and 2008, respectively.  This average yield was calculated by dividing the annualized earnings of all investments in the RPF (irrespective of the interest rate credited to participants in the RPF) by the fair value of all investments in the RPF.

The average yield earned by the entire RPF with an adjustment to reflect the actual interest rate credited to participants in the RPF was 3.11% and 4.89% at January 31, 2009 and 2008, respectively.  This average yield was calculated by dividing the annualized earnings credited to participants in the RPF (irrespective of the actual earnings of the investments in the RPF) by the fair value of all investments in the RPF.

The type of events that could potentially limit the ability of the RPF to transact at contract value could include premature termination of the contracts by the Plan, location closings, layoffs, plan termination, bankruptcy, mergers and early retirement incentives. The likelihood of the occurrence of these events that would limit the Plan’s ability to transact at contract value with the participants in the Plan is not probable.  The RPF also maintains a liquidity protocol such that benefit-responsive contracts are insulated in the portfolio access structure and 64.6% and 67.0% as of January 31, 2009 and 2008, respectively, insulates these benefit-responsive contracts.

The issuer may terminate a benefit-responsive contract with the RPF, with Merrill Lynch as the Trustee, upon occurrence of certain events including, but not limited to, a failure of the RPF, with Merrill Lynch as the Trustee, to comply with contractual requirements; a material misrepresentation of the RPF, with Merrill Lynch as the Trustee; failure to remain a qualified plan under the Code; or a merger or termination of the Plan.  If such an event occurs and remains uncured, the issuer may terminate at a settlement amount other than the contract value.

4. Investments

The Trustee holds the Plan’s investments and executes all investment transactions.  The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2009

4. Investments (continued)

During the 2009 Plan year, the Plan’s investments (including investments purchased, sold and held during the year) depreciated in value as follows (In Thousands):

Net Depreciation in Fair Value of Investments

Wal-Mart Stores, Inc. Common Stock	$(249,344)
Mutual Funds	(1,102,232)
Common/Collective Trusts	(751,811)
Other	(14,332)
Total	$(2,117,719)

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows (In Thousands):

	January 31,
	2009	2008

Wal-Mart Stores, Inc. Common Stock	$3,432,678	$3,901,418
Merrill Lynch Equity Index Trust*	1,146,797	694,447
American Europacific R4*	906,345	698,575
Merrill Lynch Retirement Preservation Trust*	891,064	982,209
PIMCO Total Return Fund*	694,915	1,008,356
Davis New York Venture Fund*	-	563,923

*Includes non-participant directed investments

The contract value for the Merrill Lynch Retirement Preservation Trust is $1,036,205 and $989,970 at January 31, 2009 and 2008, respectively.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2009

5. Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed investments is as follows (In Thousands):
	January 31,
	2009	2008
Assets:
Mutual Funds	$348,667	$408,282
Money Market Fund	6,869	4,478
Common/Collective Trust	332,176	158,241
Traditional and Synthetic GICs	39,471	29,037
Investments (at fair value)	727,183	600,038
Contributions receivable	468,949	434,017
Net assets available for benefits (at fair value)	1,196,132	1,034,055
Adjustments from fair value to contract value for
fully benefit-responsive investment contracts	15	-
Net assets available for benefits	$1,196,147	$1,034,055

Year ended January 31, 2009
Change in net assets:
Contributions	$508,192
Net depreciation in fair value of investments	(264,045)
Benefit payments	(56,360)
Administrative expenses	(2,914)
Net interfund transfers	(24,464)
Other, net	1,683
Net increase	162,092
Net assets available for benefits at beginning of year	1,034,055
Net assets available for benefits at end of year	$1,196,147

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2009

6.  Fair Value Measurements

On February 1, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The adoption of SFAS 157 did not have a material impact on the Plan’s net assets and changes in net assets.

The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The valuation of financial instruments carried at fair value as of January 31, 2009, is as follows (In Thousands):

	Fair Value Measurements as of January 31, 2009
	Level 1	Level 2	Total
Assets:
Wal-Mart Stores, Inc. Common Stock	$3,432,678	$-	$3,432,678
Mutual Funds	2,288,370	-	2,288,370
Money Market Fund	125,642	-	125,642
Common/Collective Trusts	-	2,372,370	2,372,370
Traditional and Synthetic GICs	-	535,538	535,538
Total Investments (at fair value)	$5,846,690	$2,907,908	$8,754,598

The following is a description of the methodologies used in valuing investments at fair value as of January 31, 2009.

Wal-Mart Stores, Inc. Common Stock
Wal-Mart common stock is valued at the closing price reported on the New York stock exchange and is classified within level 1 of the valuation hierarchy.

Mutual Funds
These investments are public investment vehicles valued at the closing price reported on the New York stock exchange and are classified within level 1 of the valuation hierarchy.

Money Market Funds
These investments are public investment vehicles valued at the closing price reported on the New York stock exchange and are classified within level 1 of the valuation hierarchy.

Common/Collective Trusts
These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the trust.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV of the trust is classified within level 2 of the valuation hierarchy.

Traditional and Synthetic GICs
The fair value of synthetic GICs is based on the underlying investments.  The synthetic GICs invest in high quality U.S. bonds consisting primarily of mortgage-backed securities valued at the NAV as described above.  The fair value of the traditional GIC is determined by calculating the sum of the present values of all projected future cash flows of each investment.  The GICs are classified within level 2 of the valuation hierarchy.  Included in the fair value of the traditional and synthetic GICs is approximately $1.1 million attributable to wrapper contracts.  See Note 3 for additional information related to the GICs.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2009

7. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (In Thousands):

	January 31,
	2009	2008

Net assets available for benefits per the financial statements	$10,017,725	$10,969,314
Less: Amounts allocated to withdrawn participants	(5,807)	(1,054)
Less: Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(234,206)	(6,750)
Net assets available for benefits per the Form 5500	$9,777,712	$10,961,510

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 as of January 31, 2009 (In Thousands):

Net decrease per the financial statements	$(951,589)
Amounts allocated to withdrawn participants at January 31, 2009	(5,807)
Amounts allocated to withdrawn participants at January 31, 2008	1,054
Add: Adjustment from fair value to contract value for certain fully
benefit-responsive investment contracts at January 31, 2008	6,750
Less: Adjustment from fair value to contract value for certain fully
benefit-responsive investment contracts at January 31, 2009	(234,206)
Net decrease per the Form 5500	$(1,183,798)

Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.  Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value and in the financial statements at contract value.

8. Tax Status

The Plan has received a determination letter from the IRS dated June 8, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

9. Related-Party Transactions

Certain Plan investments are shares of common stock of Wal-Mart Stores, Inc., and shares of common/collective trusts and a stable value fund managed by BlackRock Investment Management, LLC. Wal-Mart Stores, Inc. is the Plan sponsor, Merrill Lynch is the trustee and record-keeper as defined by the Plan, and BlackRock Investment Management, LLC is an affiliate of the Trustee; therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the trustee and record-keeping services amounted to approximately $7.3 million for the year ended January 31, 2009.

10. Subsequent Events

The Plan was amended effective February 1, 2009, to allow in-service distributions after 59 1/2 years of age and allow participants to immediately direct the investment of their Profit Sharing accounts.

Supplemental Schedule

Wal-Mart Profit Sharing and 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), (In Thousands)
January 31, 2009
EIN #71-0415188
Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody's/ S&P Ratings	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustments to Contract Value	Contract Value

EMPLOYER COMMON STOCK
Wal-Mart Stores, Inc. Common Stock			$1,349,063	$3,432,678	$-	$-	$-
TOTAL EMPLOYER COMMON STOCK			1,349,063	3,432,678	-	-	-

MUTUAL FUNDS
AIM International Growth Fund A			153,663	97,089	-	-	-
American Europacific GR R4			553,125	340,760	-	-	-
American Europacific R4 GM			931,101	565,585	-	-	-
Davis New York Venture Fund			127,374	79,150	-	-	-
Franklin Templeton Investments Small-Mid Cap Growth A			276,880	162,480	-	-	-
PIMCO All Asset Fund Instl Cl			440,168	348,391	-	-	-
PIMCO Total Return Fund			339,429	299,597	-	-	-
PIMCO Total Return Fund GM			400,667	395,318	-	-	-
TOTAL MUTUAL FUNDS			3,222,407	2,288,370	-	-	-

MONEY MARKET ACCOUNTS
Merrill Lynch Premier Fund			119,137	125,642	-	-	125,642
TOTAL MONEY MARKET ACCOUNTS			119,137	125,642	-	-	125,642

COMMON/COLLECTIVE TRUSTS
Merrill Lynch Equity Index Trust I			528,323	392,181	-	-	-
Merrill Lynch Equity Index Trust I GM			1,074,069	754,616	-	-	-
Merrill Lynch Retirement Preservation Trust			1,131,196	891,064	-	145,141	1,036,205
Merrill Lynch Small Cap Index CT Tier I			37,568	27,177	-	-	-
Merrill Lynch Small Cap Index GM			113,729	70,838	-	-	-
Rainier Large Cap Growth Trust			69,362	46,173	-	-	-
Wellington Diversified I GM			197,940	125,872	-	-	-
Westwood SMID Cap Value Trust			87,597	64,449	-	-	-
TOTAL COMMON/COLLECTIVE TRUSTS			3,239,784	2,372,370	-	145,141	1,036,205

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
AIG Financial Products:	A3+/A-	4.73%	-	-	40	7,667	50,837
Fannie Mae Trust Series 2003-15 Class CP, 4.50%			5,859	4,971	-	-	-
Fannie Mae, 5.88%, 6/27/2013			7,265	6,164	-	-	-
Ginnie Mae Trust Series 2005-09 Class AB, 4.49%			10,012	8,494	-	-	-
GMAC Mortgage Corporation Loan Trust Series 2005-AR4 Series 4A1, 5.17%			9,638	8,177	-	-	-
Morgan Stanley Dean Witter Capital I Series 2003-TOP9 Class A1, 3.98%			16,878	14,320	-	-	-
MSDWC 03-TOP9 A1			1,185	1,004	-	-	-
Bank of America N.A.:	A2/A	2.30%	-	-	284	19,133	87,821
Asset Backed Funding Certificates Series 2005-AQ1 Class A4, 5.01%			12,642	9,847	-	-	-
BACM 04-6 A3			19,860	15,468	-	-	-
Banc of America Commercial Mortgage Inc. Series 2004-6 Class A3, 4.51%			10,871	8,468	-	-	-
FHLMC 2825 QM			17,914	13,954	-	-	-
FHLMC R006 AK			17,008	13,248	-	-	-
JP Morgan Mortgage Trust Series 2006-A3 Class 3A2, 5.76%			4,638	3,613	-	-	-
Wells Fargo mortgage Backed Securities Trust Series 2003-H Class A1, 4.65%			4,888	3,806	-	-	-

Wal-Mart Profit Sharing and 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), (In Thousands)
January 31, 2009
EIN #71-0415188
Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody's/ S&P Ratings		Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustments to Contract Value	Contract Value
IXIS Financial Products, Inc.:	Aa3/A+		1.97%	-	-	(49)	9,032	42,381
Banc of America Commercial Mortgage Inc. Series 2006-2 Class A3, 5.71%				16,642	13,114	-	-	-
Citigroup Mortgage Loan Trust Inc. Series 2005-10 Class 1A5A, 5.87%				20,090	15,832	-	-	-
Fannie Mae Trust Series 2003-55 Class CG, 4.00%				5,649	4,452	-	-	-
JP Morgan Chase Bank:	Aa3/A+		5.54%	-	-	144	13,686	60,011
Banc of America Funding Corporation Series 2006-4 Class A11, 6.00%				5,364	4,128	-	-	-
Banc of America Mortgage Securities Series 2005-L Class 2A3, 5.24%				3,979	3,062	-	-	-
Fannie Mae Trust Series 2004-92 Class QY, 4.50%				11,549	8,888	-	-	-
Federal Home Loan Banks SB-2016 1, 4.89%, 12/23/2016				6,361	4,894	-	-	-
FHLB SB-2016 1				4,380	3,371	-	-	-
FNMA 5.75% 9/8/2016				16,498	12,696	-	-	-
JP Morgan Mortgage Trust Series 2006-A1 Class 3A2, 5.61%				8,661	6,665	-	-	-
Wells Fargo Mortgage Backed Securities Trust Series 2005-2 Class 1A3, 5.25%				3,219	2,477	-	-	-
Rabobank Nederland:	Aaa/AAA		3.58%	-	-	109	7,391	58,249
CSFB 02-CKN2 A3				16,634	14,492	-	-	-
Fannie Mae, 5.75%, 5/1/2013				12,849	11,195	-	-	-
GECMC 04-C3 A2				11,283	9,830	-	-	-
JP Morgan Mortgage Trust Series 2006-A4 Class 4A2, 5.80%				17,483	15,232	-	-	-
State Street Bank:	A1/A	+	2.56%	-	-	66	10,322	76,169
Citicorp Mortgage Securities, Inc. Series 2004-6 Class 1A1, 5.50%				4,396	3,797	-	-	-
Citicorp Mortgage Securities, Inc. Series 2005-1 Class 1A1, 5.00%				17,924	15,479	-	-	-
CMSI 04-6 IA1				6,050	5,225	-	-	-
CMSI 05-1 1A1				12,143	10,487	-	-	-
Countrywide Home Loan Series 2005-5 Class A6, 5.50%				4,214	3,639	-	-	-
CWHL 05-5 A6				10,501	9,069	-	-	-
GMAC Commercial Mortgage Securities Inc. Series 2004-C3 Class A4, 4.55%				9,420	8,135
JPMCC 07-LDPX A2S				11,521	9,950	-	-	-
Transamerica Life Insurance Co.:	A1/AA-		1.37%	-	-	(19)	11,323	51,179
Banc of America Funding Corporation Series 2006-D Class 5A2, 5.24%				9,595	7,476	-	-	-
Bear Sterns Commercial Mortgage Securities Series 2000-WF1 Class A1, 7.64%				11,053	8,612	-	-	-
Countrywide Home Loan Series 2005-6 Class 1A2, 5.00%				2,605	2,030	-	-	-
Freddie Mac Multiclass Certificates Series 2603 Class TC, 4.00%				390	304	-	-	-
Freddie Mac Multiclass Certificates Series 2772 Class DJ, 4.50%				17,345	13,514	-	-	-
GE Capital Commercial Mortgage Corporation Series 2003-C1 Class A1, 3.09%				10,191	7,939	-	-	-

Wal-Mart Profit Sharing and 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), (In Thousands)
January 31, 2009
EIN #71-0415188
Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody's/ S&P Ratings	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustments to Contract Value	Contract Value
Global:	-	3.04%	-	-	505	11,152	182,852
ABFC 05-AQ1 A6			5,575	5,220	-	-	-
BACM 04-1 A4			3,042	2,848	-	-	-
BACM 05-5 A2			5,158	4,829	-	-	-
CCMSC 00-2 A2			5,797	5,427	-	-	-
CD 07-CD4 A2B			4,520	4,232	-	-	-
CHAIT 05-A10 A10			6,319	5,916	-	-	-
CHAIT 07-A15 A			6,350	5,945	-	-	-
FHLMC 3200 AD			6,053	5,667	-	-	-
FHLMC 3201 WA			16,181	15,149	-	-	-
FHLMC R013 AB			15,971	14,953	-	-	-
FNMA			29,906	27,999	-	-	-
FNMA 05-118 LA			16,397	15,352	-	-	-
FNMA 05-118 PN			6,013	5,630	-	-	-
FNW 04-W6 1A4			17,895	16,754	-	-	-
GMACM 05-AR2 2A			6,801	6,367	-	-	-
GSAA 05-7 AF3			3,771	3,531	-	-	-
KGMACC 99-C3 A2			5,372	5,030	-	-	-
LBUBS 01-WM A2 144A			5,731	5,366	-	-	-
LBUBS 05-C7 A2			5,109	4,783	-	-	-
MLMT 03-KEY1 A3			5,464	5,116	-	-	-
MSDWC 02-HQ A3			5,427	5,081	-	-	-
TOTAL SYNTHETIC GUARANTEED INVESTMENT CONTRACTS			609,499	518,713	1,080	89,706	609,499

TRADITIONAL GUARANTEED INVESTMENT CONTRACTS
Metropolitan Life Insurance Company (MetLife), 5.47%			12,000	15,745	-	(641)	15,104

TOTAL INVESTMENTS			$8,551,890	$8,753,518	$1,080	$234,206	$1,786,450

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wal-Mart Profit Sharing and 401(k) Plan

Date: July 29, 2009                                                                            By:                      /s/ Stephen R. Hunter
Stephen R. Hunter
Vice – President, Benefits Planning and Design
Wal-Mart Stores, Inc.